SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 18, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published a circular on November 18, 2010 on the Hong Kong Stock Exchange’s website at:
http://www.hkexnews.hk/listedco/listconews/sehk/20101118/LTN20101118192.pdf, to disclose a continuing connected transaction with Southern Airlines Group Finance Company Limited (the “Finance Company”). The Finance Company is a non wholly-owned subsidiary of China Southern Air Holding Company, the Company’s parent company. On November 8, 2010, the Company renewed its financial services agreement with the Finance Company for a period of three years through December 31, 2013.

An English version of the circular is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: November 18, 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE AND CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTIONS
(FINANCIAL SERVICES AGREEMENT)

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A notice convening an extraordinary general meeting of China Southern Airlines Company Limited (the "Company") to be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 29 December 2010 at 9:30 a.m., a form of proxy for use at the EGM and a reply slip have been despatched by the Company on 12 November 2010 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com). If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

19 November 2010

CONTENTS

Page

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Announcements"	the announcements issued by the Company on 12 November 2004 and 15 November 2007 in relation to, among others, the continuing connected transactions contemplated under the financial services agreement dated 12 November 2004 and the financial services agreement dated 15 November 2007, respectively
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Board"	the board of Directors
"China Merchants Securities"	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the Caps for the three years ending 31 December 2013 under the Financial Services Agreement
"Caps"	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Agreement
"CBRC"	China Banking Regulatory Commission
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 52.80% equity interest in the Company as at the Latest Practicable Date

"Directors"	directors of the Company
"EGM"	an extraordinary general meeting of the Company to be convened on Wednesday, 29 December 2010 for, among other things, considering, and, if thought fit, approving the Financial Services Agreement
"Finance Company"	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability
"Financial Services Agreement"	the financial services agreement dated 8 November 2010 entered into between the Parties
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Financial Services Agreement, in particular, the Provision of Deposit Services and the Caps
"Independent Shareholders"	shareholders of the Company other than CSAHC and its associates
"Latest Practicable Date"	17 November 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	the Company and the Finance Company
"PBOC"	the People's Bank of China, the central bank of the PRC
"PRC" or "China"	the People's Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

"Provision of Deposit Services"	the provision of deposit of money services by the Finance Company to the Company pursuant to the Financial Services Agreement
"Provision of Loan Services"	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	the holders of the H shares and A shares (including the state-owned shares) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Li Jia Shi
Yang Yi Hua
Liang Zhong Gao
Zhang Wei

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

19 November 2010

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTIONS
(FINANCIAL SERVICES AGREEMENT)

1. INTRODUCTION

Reference is made to the announcement of the Company dated 8 November 2010 in relation to the Provision of the Deposit Services contemplated under the Financial Services Agreement.The purpose of this circular is, among other things, to provide you with more

information in relation to the Financial Services Agreement to enable you to make an informed decision on whether to vote for or against the resolution at the EGM.

FINANCIAL SERVICES AGREEMENT

Date

8 November 2010 (after trading hours)

Parties

(a) The Company, its principal business activity of the Company is that of civil aviation.

(b) The Finance Company, a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Financial services

The Finance Company agrees to continue to provide to the Group the following financial services:

(1) Accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture, Bank of Communications, Bank of China Limited, China Merchants Bank Co. Ltd. and Standard Chartered Bank (China), etc.

(2) Make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group).

(3) Other financial services including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which the Finance Company are approved by CBRC to operate, and the entering into of separate agreements, which will set out the terms and conditions of such services, upon request by the Company during the term of the Financial Services Agreement. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services under the Financial Services Agreement would exceed the relevant threshold when entering into such separate written agreements.

Term of the Financial Services Agreement

The Financial Services Agreement is for a fixed term of 3 years, commencing from 1 January 2011 to 31 December 2013, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules, by an application in writing by the Company not less than 30 days before the end of the fixed term.

Major terms

The major terms of the Financial Services Agreement are set out below:

- the Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC;

- the interest rate for the Group's deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be the same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher);

- the interest rate for loans provided to the Group by the Finance Company shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower);

- the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable by the PBOC or the CBRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company to independent third parties for the same type of financial services; and

- the Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Parties.

Proposed Caps and rationale

The Company currently expects to increase the amount of deposit of its cash balance to the Finance Company. Pursuant to the Financial Services Agreement, unless agreed otherwise between the relevant parties and conditional upon the approval by the Independent Shareholders being obtained, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the life of the Financial Services Agreement shall not exceed the Caps which are set at RMB4 billion on any given day.

The Caps are determined principally by reference to:

(i) the increase in the amount of net cash flow from the operating activities of the Group to RMB9.4 billion held by the Group as at 30 September 2010 as compared to the same period of the previous year (2009: RMB9.04 billion);

(ii) the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 30 September 2010 was RMB8.13 billion (unaudited);

(iii) the previous cap of RMB2.6 billion provided for the Provision of the Deposit Services under the financial services agreement dated 15 November 2007 (details of which are provided in the Announcements);

(iv) the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2009 and the nine months ended 30 September 2010 (as provided below); and

(v) the persistent strong national economy and a stable increase of the market demand for the aviation transportation market (taking into account the positive growth trend of the aviation industry in 2010 and the appreciation trend of Renminbi against major currencies such as US dollar). It is anticipated that the scale of deposits placed with/loan from the Finance Company will increase at 15% per annum. Based on the amount of RMB deposits of the Company for 31 December 2009, the amount of RMB deposits of the Company for 31 December 2010, 31 December 2011, 31

December 2012 and 31 December 2013 will be approximately RMB3.88 billion, RMB4.46 billion, RMB5.1 billion and RMB5.87 billion. Assuming that the Company will place approximately 70% of its RMB deposits with the Finance Company, the maximum daily amount of the deposit/loan shall be revised from RMB2.6 billion to RMB4 billion. Such projection is assumed solely for the purpose of determining the Caps and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Group.

Historical figures

The historical figures relating to the transactions contemplated under the Financial Services Agreement, during the two financial years ended 31 December 2009 and for the financial period from 1 January 2010 to 30 September 2010, were as follows:

	Balance of the deposits placed with the Finance Company as at	Balance of the outstanding loans provided by the Finance Company as at	Deposit interest income received from the Finance Company for the financial period ended	Loan interest payable to the Finance Company for the financial period ended	Other financial services fee payable to the Finance Company
	RMB ('000,000)	*RMB ('000,000)*	*RMB ('000,000)*	*RMB ('000,000)*	*RMB ('000,000)*
31 December 2008	1,139	2,539	22	38	0.1
31 December 2009	862	819	11	71	0.02
30 September 2010	1,659	877	12	36	–

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company under the previous financial services agreement, during the two financial years ended 31 December 2009 and for the nine months ended 30 September 2010, were as follows:

	For the financial year ended 31 December		For the nine months ended 30 September
	2008	**2009**	**2010**
	RMB	*RMB*	*RMB*
	('000,000)	*('000,000)*	*('000,000)*
Maximum daily amount of deposits placed by the Group	2,049	1,964	2,490
Maximum daily amount of outstanding loans owed by the Group	2,538.7	2,508.7	1,649.7

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the Financial Services Agreement

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries.

The main reasons for the election by the Company to use the Finance Company for the provision of the relevant financial services are as follows:

- the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

- the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

- the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the benchmark interest rates set by the PBOC. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Group;

- subject to the entering into of further separate agreements, the Company can borrow from the Finance Company at interest rates not higher than those set by the PBOC for similar loans. In addition, the Company is not precluded under the Financial Services Agreement to borrow money from other PRC commercial banks where the terms and conditions are more favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the PBOC, which are comparable to the rates charged by PRC commercial banks for similar services;

- the Group is expected to benefit from the Finance Company's better understanding of operations of the Group which should allow expedient and efficient service provision (including internet banking). For instance, it is expected that loans from the Finance Company may be approved quicker than a commercial bank;

- the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds a 33.98% equity interest directly and indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company's profits;

- pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are limited to entities within CSAHC and its subsidiaries (including the Group), thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group;

- the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company's deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company's supervision over its deposit in the Finance Company;

- On 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

  - the Finance Company is a duly incorporated enterprise group finance company under the "Administrative Measures for Enterprise Group Finance Companies"

and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

- The operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

- In respect of the Company's deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

- As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

- The Board has passed the "The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited" on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company according to this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Board (including the independent non-executive Directors) considers that the terms of the Financial Services Agreement and the Caps in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As some of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2013, which fall within the de minimis threshold set out in Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules. The Company will comply with the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services under the Financial Services Agreement would exceed the relevant threshold. The Company had no prior transactions with CSAHC and its ultimate holding company which require aggregation with the current transactions contemplated under the Financial Services Agreement under Rules 14.22 and Rule 14A.25 of the Listing Rules.

Among the 12 Directors, four Directors, Mr. Si Xian Min, Mr. Li Wen Xin, Mr. Wang Quan Hua, Mr. Liu Bao Heng, who were connected Directors, were required to abstain from voting in respect of the Financial Services Agreements. All remaining eight Directors who were entitled to vote, unanimously approved the board resolution relating to the Financial Services Agreement. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company's articles of association.

CSAHC and its associates, who are directly and indirectly holding an aggregate of 5,184,050,000 shares of the Company (representing approximately 52.80% of the issued share capital of the Company), are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement in the EGM.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the Provision of the Deposit Services and the Caps contemplated therein so far as the Company and the Independent Shareholders are concerned as a whole. Independent financial adviser, China Merchants Securities has been appointed as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

RECOMMENDATION

The Independent Board Committee, having taken into account and based on the recommendation of China Merchants Securities, considers that the Provision of the Deposit Services and the Caps are in the interests of the Company and the Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Directors (including the independent non-executive Directors) recommend all the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve, among others, the Financial Services Agreement.

EGM

A notice convening the EGM to be held at 9:30 a.m. on Wednesday, 29 December 2010 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the EGM and a reply slip have been despatched by the Company on 12 November 2010 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company's register of members will be closed from Monday, 29 November 2010 to Wednesday, 29 December 2010, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Hong Kong Registrars Limited, at or before 4:30 p.m. on Friday, 26 November 2010. The address of the transfer office of Hong Kong Registrars Limited is Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the EGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Thursday, 9 December 2010 and (ii) the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy will not preclude you from attending the EGM and voting in person if you so wish.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 15 to 16 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and to the letter from China Merchants Securities as set out on pages 17 to 25 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Provision of the Deposit Services and the Caps.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Sì Xìan Min
Chairman

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the Provision of the Deposit Services and the Caps, which has been prepared for the purpose of inclusion in this circular.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

19 November 2010

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS (FINANCIAL SERVICES AGREEMENT)

INTRODUCTION

We refer to a circular (the "Circular") of the Company dated 19 November 2010 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the members of the Independent Board Committee to advise you on whether the Provision of the Deposit Services and the Caps contemplated under the Financial Services Agreement are on normal commercial terms, in ordinary and usual course of business, fair and reasonable so far as the Company and Independent Shareholders as a whole are concerned and whether the Provision of Deposit Services are in the interest of the Company and the Shareholders as a whole. China Merchants Securities has been appointed as the independent financial adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board set out on pages 4 to 14 of the Circular and the letter from China Merchants Securities as set out on pages 17 to 25 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Financial Services Agreement with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Having considered the terms of the Financial Services Agreement relating to the Provision of the Deposit Services and taking into account the advice and recommendation of China Merchants Securities, we are of the view that the terms of the Provision of the Deposit Services and the Caps contemplated under the Financial Services Agreement are fair and reasonable so far as the Independent Shareholders are concerned and the Provision of Deposit Services is in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Wang Zhi **Sui Guang Jun**
Gong Hua Zhang **Lam Kwong Yu**
Independent Non-executive Directors

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the related proposed Caps under the Financial Services Agreement.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor
One Exchange Square
Central
Hong Kong

19 November 2010

To: The Independent Board Committee and the Independent Shareholders of
China Southern Airlines Company Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS (FINANCIAL SERVICES AGREEMENT)

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the related proposed Caps under the Financial Services Agreement, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the circular dated 19 November 2010 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

On 8 November 2010, the Company and the Finance Company entered into the Financial Services Agreement, pursuant to which the Finance Company agreed to provide the Group with various financial services including, deposit services, loan or credit line services and other financial services. The Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules. As some of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Company will convene the EGM on 29 December 2010 to approve the Provision of Deposit Services and the relevant proposed Caps under the Financial Services Agreement. CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement in the EGM.

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Mr. Wang Zhi, Mr. Sui Guang Jun, Mr. Gong Hua Zhang and Mr. Lam Kwong Yu, has been formed to consider and advise the Independent Shareholders whether the Provision of Deposit Services together with the relevant proposed Caps are on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned and whether the Provision of Deposit Services is in the interest of the Company and its Shareholders as a whole. We, China Merchants Securities, have been appointed as the independent financial adviser to advise the Independent Board Committee in these respects.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular which have been considered to be complete and relevant and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided in and referred to in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, CSAHC (including the Finance Company) and their respective shareholders, subsidiaries and associates. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Financial Services Agreement that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

INFORMATION OF THE GROUP, THE FINANCE COMPANY, CSAHC AND THE FINANCIAL SERVICES AGREEMENT

(i) The Group

The Group is principally engaged in civil aviation and one of the largest airline companies in the PRC. In 2009, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering the PRC and the rest of Asia and connecting Europe, America, Australia and Africa. As at the Latest Practicable Date, the Group has established a network reaching 898 destinations globally, connecting 169 countries and regions and covering major cities around the world.

(ii) CSAHC

CSAHC is a state-owned enterprise established under the laws of the PRC and its principal activity is investment holding.

(iii) The Finance Company

The Finance Company, a non-wholly owned subsidiary of CSAHC, is approximately 66.02% owned by CSAHC and its wholly-owned subsidiary, and approximately 33.98% owned by the Company together with its four subsidiaries. The principal business activity of the Finance Company is the provision of financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

(iv) Financial Services Agreement

On 15 November 2007, the Company entered into a financial services agreement ("**Previous Agreement**") with the Finance Company in relation to the provision of deposit services, loan services and other related financial services by the Finance Company to the Group. The Previous Agreement has set out annual caps of RMB2.6 billion for the provision of deposit services for each of the three years ending 31 December 2010. On 8 November 2010, the Company entered into the Financial Services Agreement to renew and extend the terms of provision of financial services contemplated under the Previous Agreement for a period of three years to 31 December 2013, subject to the terms and conditions contemplated in the Financial Services Agreement.

Pursuant to the Financial Services Agreement, the Finance Company agrees to continue to provide the Group with deposit services, loan or credit line services and other related financial services for a fixed term of three years, commencing from 1 January 2011 to 31 December 2013, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules, by an application in writing by the Company not less than 30 days before the end of the fixed term.

In respect of the Provision of Deposit Services, the major terms under the Financial Services Agreement are the interest rate for the Group's deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be the same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

For further details in relation to the major terms of the Provision of Loan Services and other financial services under the Financial Services Agreement, please refer to the section headed "Term of the Financial Services Agreement" in the Letter from the Board.

PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice and recommendation in respect of the Provision of Deposit Services and the relevant proposed Caps under the Financial Services Agreement, we have considered the following principal reasons and factors:

Reasons for and benefits of the Provision of Deposit Services under the Financial Services Agreement

We have considered the reasons for and benefits of the Provision of Deposit Services under the Financial Services Agreement as mentioned in the Letter from the Board. The principal reasons and benefits of placing deposits with the Finance Company are set out below:

(i) Well-established partnership between the Group and the Finance Company

As informed by the Directors, the Group has utilised the financial services of the Finance Company for more than 10 years. We concur with the Directors' view that the Group is expected to benefit from the Finance Company's better understanding of the operations of the Group, thus it is able to provide expedient and efficient financial service (including internet banking) to the Group.

(ii) Stringent internal control system

The Finance Company is a non-bank finance company established under the direction of the PBOC and regulated by the PBOC and CBRC with the main business scope of providing various financial services to CSAHC and its subsidiaries. It has introduced various risk control measures in accordance with and in the satisfaction of the rules and operational requirements of these regulatory authorities.

Moreover, the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. The Finance Company will report to the Company on a monthly basis regarding the status of the Company's deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company's supervision over its deposits in the Finance Company.

Furthermore, on 31 March 2009, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company that (a) the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations; (b) the deposits placed with the Finance Company are definitely secure; and (c) CSAHC will not intervene in the Group's daily business operations including its decision-making in respect of its deposits with and borrowing from the Finance Company. Please refer to the section headed "Reasons for and benefits of the Financial Services Agreement" contained in the Letter from the Board for the details of the undertaking provided by CSAHC.

Finally, the Board has passed the "The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited" on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company according to this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

As such, we agree with the Directors that the Finance Company and the Group has implemented stringent internal control procedures to secure the deposits and hence, capital risks of depositing the monies in the Finance Company are mitigated.

(iii) Pricing policy and sharing of profits

The pricing policy of the Finance Company and commercial banks in China are subject to the guidelines set by the PBOC. The Group usually receives interest on its money deposited with the Finance Company at rates which are more favourable than the benchmark interest rates set by the PBOC, usually in the range between the benchmark interest rates set by the PBOC and the inter-bank offer rates of interest.

In addition, according to the major terms of the Provision of Deposit Services under the Financial Services Agreement, the interest rate for the Group's deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be the same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

In this regard, we consider the arrangement to place deposits in the Finance Company allows the Group to achieve higher rate of return on its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Group.

On top of the above, the Directors further informed us that the Finance Company is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. Given the Company holds a 33.98% equity interest directly and indirectly through its subsidiaries, in the Finance Company, the Company will share the profits from the Finance Company.

Based on the above, we concur with the Directors' view that the continuous deposit placing with the Finance Company under the Financial Services Agreement is in the interests of the Company and its Shareholders as a whole.

Historical figures and the proposed Caps

The table below sets out (i) the historical figures for the amount of deposits placed with the Finance Company and cash and cash equivalents of the Group as at 31 December 2008, 31 December 2009 and 30 September 2010; (ii) the Group's net cash flow from operating activities for the year ended 31 December 2008 and 2009, and the nine months ended 30 September 2010; (iii) the historical caps for the Provision of Deposit Services for the year ended 31 December 2008 and 2009 and for the nine months ended 30 September 2010; and (iv) the respective maximum daily amount of deposits placed with the Finance Company for each corresponding period:

(Amounts in RMB million)	**For the year ended 31 December 2008**	**2009**	**For the year ending 31 December 2010**	**For the nine months ended 30 September 2010** *(note 2)*
The amount of deposits placed with the Finance Company *(note 1)*	1,139	862	N/A	1,659
Historical caps	2,600	2,600	2,600	N/A
Maximum daily amount of deposit placed with the Finance Company by the Group *(note 3)*	2,049	1,964	N/A	2,490
Net cash flow from operating activities	1,155	8,959	N/A	9,397
Cash and cash equivalents *(note 4)*	4,649	4,343	N/A	8,132

Notes:

1. The Group's respective consolidated amount of deposit placed with the Finance Company by the Group as at 31 December 2008 and 2009, and 30 September 2010.

2. The unaudited financial figures for the nine months ended 30 September are under the PRC accounting standards.

3. The maximum daily balance of deposits placed with the Finance Company by the Group (including accrued interest).

4. The Group's respective consolidated amount of cash and cash equivalents as at 31 December 2008 and 2009, and 30 September 2010.

As stated in the Letter from the Board, the Company currently expects to increase the amount of deposit of its cash balance to the Finance Company. Pursuant to the Financial Services Agreement, unless agreed otherwise between the relevant parties and conditional upon the approval by the Independent Shareholders being obtained, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company shall not exceed the Caps which are set at RMB4,000 million on any given day for the three years ending 31 December 2013.

To ascertain the Company's basis for the proposed Caps for the period of three years ending 31 December 2013, we noted and considered that:

(i) Substantial increase in cash flow activities

The Group's cash flow from operating activities has increased substantially for the two years ended 31 December 2009 and the nine months ended 30 September 2010 as illustrated in the above table. The Group's net cash flow from operating activities increased sharply from approximately RMB1,155 million for the year ended 31 December 2008 to RMB8,959 million for the year ended 31 December 2009, representing a substantial increase of approximately 6.8 times, and further reached approximately RMB9,397 million for the nine months ended 30 September 2010, representing an increase of approximately 5.0%. As at 31 December 2008 and 2009 and 30 September 2010, the Group recorded cash and cash equivalents of approximately RMB4,649 million, RMB4,343 million and RMB8,132 million, respectively, representing an increase of approximately 87.2% from 31 December 2009 to 30 September 2010. Taking into account of the substantial increase in the cash flow from operating activities and cash and cash equivalents of the Group, we consider that the increase in the proposed Caps is in line with the business development and cash flow requirement of the Group.

(ii) Historical cap amounts and maximum daily amount of deposits

The Directors represented that the Group intends to increase the amount of deposits placed with the Finance Company. It is noted that the historical cap of RMB2.6 billion for each of the corresponding period or year under the Previous Agreement was almost fully utilized as shown in the above table. For the two years ended 31 December 2009 and the nine months ended 30 September 2010, the Group's maximum daily amount of deposits placed with the Finance Company were approximately RMB2,049 million, RMB1,964 million and RMB2,490 million, respectively, representing approximately 78.8%, 75.5% and 95.8% of the maximum daily historical cap amount, respectively.

(iii) Increase in the market demand for the aviation transportation market

The Directors have also projected that given the persistent strong national economy and a stable increase in the demand for the aviation transportation market, it is anticipated that the scale of deposits placed with the Finance Company will increase at 15% per annum.

With reference to the information set out in the official website of Civil Aviation Administration of China, in 2009, the number of travelers using the PRC airports and the airport cargo volume handled by the PRC airports have increased by approximately 19.8% and 7% respectively, as compared with the corresponding figures recorded in 2008. In addition, according to the interim report of the Company for the six months ended 30 June 2010, the Group's total traffic revenue was approximately RMB33,074 million, representing an increase of approximately RMB9,476 million or approximately 40.2% from the same period last year. Meanwhile, the Group's total traffic volume increased by approximately 32.5% to approximately 6,078 million revenue tonne kilometres. Passenger load factor was 77.9%, representing an increase of approximately 3.1% from the same period last year. The number of passengers carried was 36.23 million, representing an increase of approximately 17.1% from the same period last year. In consideration of the historical growth in the aviation industry of the PRC and the improvement in the performance of the Group, we concur with the view of the Directors that there is a stable increase in the market demand for the aviation transportation market in the PRC and the estimated scale of deposits placed with the Finance Company of an annual increment of 15% is in line with the increase in the demand for the aviation services.

Based on the amount of RMB deposits of the Company of approximately RMB3.37 billion as at 31 December 2009, the Directors projected that the amount of RMB deposits of the Company as at 31 December 2010, 31 December 2011, 31 December 2012 and 31 December 2013 will be approximately RMB3.9 billion, RMB4.5 billion, RMB5.1 billion and RMB5.9 billion. Assuming that the Company will place approximately 70% of its RMB deposits with the Finance Company, as at

31 December 2010, 31 December 2011, 31 December 2012 and 31 December 2013, the projected maximum daily amount of the deposits to be placed with the Finance Company shall be approximately RMB2.7 billion, RMB3.1 billion, RMB3.6 billion and RMB4.1 billion, respectively. Accordingly, the Directors set the maximum daily balance of deposits to be placed with the Finance Company at any time during the term of the Financial Services Agreement commencing from 1 January 2011 to 31 December 2013 not exceeding RMB4.0 billion on any given day.

In view of the above, we concur with the Directors' view that the bases to determine the proposed Caps are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

RECOMMENDATION

Taking into account the above factors, in particular, the reasons for and benefits of the Provision of Deposit Services, the historical figures and the proposed Caps for the Provision of Deposit Services under the Financial Services Agreement, we consider that the Provision of Deposit Services under the Financial Services Agreement and the relevant Caps (i) are fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned; (ii) are entered into in the ordinary and usual course of business with normal commercial terms; and (iii) are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the proposed resolution in respect of the Provision of the Deposit Services together with the related proposed Caps contemplated under the Financial Services Agreement at the EGM.

Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Limited
Christine Au
Executive Director
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable inquiries confirm, to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material aspect and not misleading or deceptive, and there are no other facts the omission of which would make any statement herein or this circular misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or supervisors of the Company in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of share	Number of shares held	% of the total issued A shares	% of the total issued H shares	% of the total issued share capital of the Company
CSAHC *(Note)*	Beneficial owner	A share	4,145,050,000 (L)	59.02%	–	42.22%
	Interest in controlled corporation	H share	1,039,000,000 (L)	–	31.17%	10.58%
		Total	*5,184,050,000 (L)*	–	–	*52.80%*
Nan Lung Holding Limited ("Nan Lung") *(Note)*	Beneficial Owner	H Share	1,039,000,000 (L)	–	31.17%	10.58%

Note: CSAHC was deemed to be interested in an aggregate of 1,039,000,000 H shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 5,350,000 H shares were directly held by Asia Travel Investment Company Limited (representing approximately 0.19% of its then total issued H shares) and 1,033,650,000 H shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H shares). As Asia Travel Investment Company Limited is also an indirect wholly-owned subsidiaries of Nan Lung, thus Nan Lung was also deemed to be interested in the 5,350,000 H shares held by Asia Travel Investment Company Limited.

As at the Latest Practicable Date, Si Xian Min, Li Wen Xin, Wang Quan Hua and Liu Bao Heng were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2009, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse changes in the financial or trading position of the Group since 31 December 2009, the date to which the latest published audited consolidated accounts of the Group were made up.

7. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
China Merchants Securities	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, China Merchants Securities had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, China Merchants Securities was not interested, directly or indirectly, in any assets which had since 31 December 2009 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

China Merchants Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the Financial Services Agreement will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 29 December 2010.